UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

17 May 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ENDO HEALTH SOLUTIONS INC.

File No. 1-15989 -- CF# 29389

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ENDO HEALTH SOLUTIONS INC. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 1, 2013.

Based on representations by ENDO HEALTH SOLUTIONS INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.31.2   through March 4, 2015
Exhibit 10.139.1   through May 1, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel